SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarterly Period Ended March 31, 2005

Scottish Power plc

PacifiCorp

(Name of Registered Holding Company)

Scottish Power plc

(Address of Principal Executives Offices)

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Inquiries concerning this Form U-9C-3 may be directed to:

Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Orlan M. Johnson Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Scottish Power plc

FORM U-9C-3

For the Quarter Ended March 31, 2005

Table of Contents

Item 1.	Organization Chart

Item 2.	Issuance and Renewals of Securities and Capital Contributions

Item 3.	Associated Transactions

Item 4.	Summary of Aggregate Investment

Item 5.	Other Investments

Item 6.	Financial Statements and Exhibits

This report covers the quarter ended March 31, 2005.

Item 1. - Organization Chart

Name of Reporting Company	Date of Organization	Energy or Gas-related Company	State/Country of Organization	Percentage of Voting Securities Held	Type of Business
Scottish Power plc	N/A	N/A	Scotland	100%	Registered Holding Company

Scottish Power NA 1 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

Scottish Power NA 2 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

PacifiCorp Holdings, Inc.	N/A	N/A	Delaware	100%	Intermediate Holding Company

PPM Energy, Inc.	N/A	N/A	Oregon	100%	Power Marketing Company

Enstor, Inc.	10/08/01	Energy- related Company	Oregon	100%	Gas Storage

Enstor Operating Company, LLC	9/19/02	Energy- related Company	Oregon	100%	Gas Storage

Katy Storage and Transportation, L.P.	9/30/02	Energy- related Company	Texas	100%*	Gas Storage Facility

Waha Storage and Transportation, L.P.	8/24/04	Energy- related Company	Texas	100%*	Gas Storage Facility

*	99% owned by Enstor, Inc

*	1% owned by Enstor Operating Company, LLC

Item 2. - Issuances and Renewals of Securities and Capital Contributions.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued Type of Business	Collateral Given with Security	Consideration Received for Each Security
None	None	None	None	None	None	None	None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
PPM Energy, Inc.	Waha Storage & Transportation, L.P.	$13,509,329

Note: The above amount is in the form of an intercompany note and not contribution of capital

Item 3. - ASSOCIATE TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
PacifiCorp	Katy Storage and TRANSPORTATION, L.P.	IT/Network and shared system charges and other corporate charges	$56,457			$56,457

Enstor Operating Company, LLC	Katy Storage and Transportation, L.P.	Operational personnel and services, commercial sales and marketing personnel and services and management services	$644,865	$143,137		$788,002

PPM Energy, Inc.	Waha Storage and Transportation, L.P.	Project management personnel and services	$896			$896

Enstor Operating Company, LLC	Waha Storage and Transportation, L.P.	Business development/ Marketing personnel and services	$72,136			$72,136

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None	None	None	None	None	None	None

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2005	$14,343,000,662	Line $	1
Total capitalization multiplied by 15% (Line 1 X 0.15)	$2,151,450,099	Line $	2
Greater of $50 million or Line 2	$2,151,450,099	Line $	3
Total current aggregate investment: (categorized by major line of energy-related business) Energy-related business Category 1 - Rule 58(b)(1)(ix)	$159,925,541		*
Total current aggregate investment	$159,925,541	Line $	4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the Registered holding company system (line 3 less line 4)	$1,991,524,558	Line $	5

*	Comprises $13,519,541 in Waha Storage and Transportation LP and $146,406,000 in Katy Storage and Transportation L.P.

(1)	Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Item 5. - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas Storage	None	None	N/A

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements:

Exhibit A-1	Financial statements for Reporting Company for the quarterly period ended March 31, 2005. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

B.	Exhibits:

Exhibit B-1	Officer’s Certification

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Scottish Power plc

By:	/s/ SIMON LOWTH
Simon Lowth
Executive Director, Finance and Strategy

Date: June 30, 2005